Benessere Capital Acquisition Corp.

78 SW 7th Street, Unit 800

Miami, FL 33130

VIA EDGAR

July 5, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Benjamin Holt and James Lopez

Re:	Benessere Capital Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

Response Dated July 1, 2022

File No. 001-39836

Dear Mr. Holt and Mr. Lopez:

Benessere Capital Acquisition Corp. (“Benessere,” the “Company,” “we,” “our” or “us”) hereby transmits our response to the oral comment received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 5, 2022, regarding the Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) submitted to the Commission on June 27, 2022. For your convenience, we have repeated below your comment in bold, and have followed the comment with our response.

Revised Preliminary Proxy Statement on Schedule 14A filed June 27, 2022

General

1.	Please supplementally provide us with a list of all foreign investors in Benessere’s sponsor.

Response to Comment No. 1:

In response to the Staff’s comment, enclosed as Exhibit A is a redacted list of foreign investors in the sponsor. The Company has provided to the Staff, under separate cover on a confidential and supplemental basis, the names all foreign investors in the sponsor, as well as, to the extent that any such investors are entities, the names of the natural persons controlling such entities.

Such materials are not, and will not be, filed with or deemed to be part of the Proxy Statement. A request for confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83 will also be made by Ellenoff Grossman & Schole LLP on behalf of the Company.

Additionally, we respectfully advise the Staff that in preparing the above mentioned foreign investor list, the Company discovered an inadvertent error in the calculation of U.S. versus foreign ownership. The Company intends to revise the Proxy Statement to clarify that the Sponsor’s membership composition is approximately 89.66% U.S.-owned and 10.34% foreign-owned, and that of the approximately 10.34% of interests in the Sponsor owned by non-U.S. persons, approximately 3.90% of interests are owned by persons in Spain, 4.08% of interests are owned by persons in Malaysia and 2.36% of interests are owned by persons in Brazil.

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We thank you for your review of the foregoing and the Proxy Statement. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, Esq., at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Patrick Orlando
Patrick Orlando
Chief Executive Officer

cc:	Jessica Yuan, Esq.

Ellenoff Grossman & Schole LLP

EXHIBIT A

Confidential Treatment Requested by Benessere Capital Acquisition Corp.

IRS Employer Identification No. 85-3223033

Confidential treatment requested with respect to certain portions hereof denoted with “[***]”

ARC Global Investments LLC – Foreign Members as of July 5, 2022

Member	Control Person (If entity)
[***]
[***]
[***]
[***]
[***]
[***]
[***]
[***]
[***]
[***]
[***]
[***]	[***]
[***]
[***]	[***]
[***]
[***]	[***]

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